Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Date: 11/12/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

Annex A

List of Documents Submitted Herewith to the
<u>Commission Pursuant to Rule 12g3-2(b)(iii)</u>

	Subject	Date	Schedule
1.	*Change in Securities of Corporation*	*03/12/08*	*1*
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 03/12/2008
Reference: 2008-01-343368

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that

- o
- From 01/11/2008 until 30/11/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Realization

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
30/11/2008	*Realization of Employees Options 2004*	*Employees Options 2004*	*6620223*	*-281,062*	*No*
30/11/2008	*Realization of Employees*	*Ordinary Share BNHP*	*662577*	*281,062*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,316,442,912	1,316,723,974

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*1,302,000,000*	*1,302,000,000*	*Yes*
6620223	*Employees Options 2004*	*Option*		*649,793*	*368,731*	*No*
6620231	*Employees Options 2005*	*Option*		*3,885,963*	*3,884,175*	*No*
6620249	*Employees Options 2006*	*Option*		*3,953,959*	*3,952,173*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*41;685*	*41,292*	*No*
6620264	*Employees Options 2007*	*Option*		*4,034,260*	*4,032,445*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*59,684*	*58,562*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*98,046*	*96,963*	*No*
6620298	*Employees Options 2008*	*Option*		*4,134,593*	*4,132,394*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook <u>Book_isa.pdf</u>

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 30/11/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Poalim Options 3/2008 "A"6620318

As of date : 30/11/2008

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Employees Options 2008 6620298

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,132,394
Total Capital	4,132,394

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**96,963**
Total Capital	**96,963**

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**58,562**
Total Capital	**58,562**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**58,562**
Total Capital	**58,562**

List of Holders of Employees Options 2007 6620264

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,032,445
Total Capital	4,032,445

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**41,292**
Total Capital	**41,292**

List of Holders of Employees Options 2006 6620249

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,952,173
Total Capital	3,952,173

List of Holders of Employees Options 2005 6620231

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,884,175
Total Capital	3,884,175

List of Holders of Employees Options 2004 6620223

As of date : 30/11/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**368,731**
Total Capital	**368,731**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 30/11/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	1,298,400,000
S.D.S.Z. Investments Ltd.	3,600,000
Total Capital	1,302,000,000

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 30/11/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 30 November 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	977,383,081
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	263,531,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,316,723,974

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 30/11/2008

	Quantity of Capital Notes
York Global Finance II S.א r.l	**3,750,000**
Total Capital	**3,750,000**

END